Exhibit 21.1
Subsidiaries of the Company
	Company	Place of Incorporation	Percentage held
	-----------------	---------------------------	---------------------

1	Ren Ren Media Group Ltd	Hong Kong	100%

2	Good World Investments Ltd	British Virgin Islands	100%

3	Beijing Ren Ren Health Culture Promotion Ltd	PRC	50%

4	ATC Marketing Ltd	Hong Kong	50%